NEVSUN RESOURCES LTD.

Code of Ethics for All Employees, Officers and Directors

The Board of Directors of Nevsun Resources Ltd. (the “Company”) has developed and adopted this Code of Ethics applicable to all employees, officers and directors of the Company and its subsidiaries (collectively referred to in this Code as “employees”) to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with applicable governmental rules and regulations.

Honest and Ethical Conduct

Employees owe a duty to the Company to act with the highest integrity. Integrity requires, among other things, being honest and candid within the constraints of Company confidentiality. Deceit and subordination of principle are inconsistent with integrity, which requires observation of both the form and the spirit of technical and ethical accounting standards.

A "conflict of interest" occurs when an individual's private interest interferes or appears to interfere with the interests of the Company. Service to the Company should never be subordinated to personal gain and advantage. If an employee becomes aware of a personal conflict of interest or is concerned that a conflict of interest might develop, he or she is required to discuss the matter with the Chairman of the Audit Committee.

Compliance and Disclosure

The Company is committed to full and fair disclosure of information that investors need to make reasoned investment decisions, including the disclosure of factual information about the Company’s business, strategic objectives and ongoing activities on a consistent basis.   When an event or action results in material information, the Company follows strict guidelines for the handling of this information and its release so that a  full, accurate and comprehensive disclosure is made to the public.  It is the Company’s policy to comply with the laws and regulations governing publicly traded securities in Canada and the United States of America, including the timely release of information through press releases, quarterly and annual reports and other filings through SEDAR (Canada) and EDGAR (SEC).

It is the personal responsibility of each employee to adhere to the standards and restrictions imposed by those laws, rules and regulations, and in particular, those relating to accounting and auditing matters.

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), among others, are responsible for taking all steps reasonably necessary to cause the disclosure in the Company’s periodic reports to be full, fair, accurate, timely and understandable. The CEO and CFO and such other employees are required to familiarize themselves with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

In the performance of their duties, employees are prohibited from knowingly misrepresenting facts. An employee will be considered to have knowingly misrepresented facts if he or she knowingly (i) makes, or permits or directs another to make, materially false or misleading entries in an entity’s financial statements or records; (ii) fails to correct materially false and misleading disclosure statements, financial statements or records; (iii) voluntarily omits to report material transactions; (iv) signs, or permits another to sign, a document containing materially false and misleading information; or (v) falsely responds, or fails to respond, to specific inquiries of the Company’s external auditors.

The CEO and CFO, among others, have a supervisory role over the preparation of the financial disclosure in periodic reports, as well as publicly filed documents such as news releases, material change reports and other documents required to be filed by the Company. Adequate supervision includes closely reviewing and critically analyzing the financial and other material information to be disclosed.

The Company has a Disclosure Committee which is comprised of Company Management:  CEO, CFO, VP Exploration and IR Manager.   It is the responsibility of each employee to promptly bring to the attention of the Disclosure Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Disclosure Committee in fulfilling its responsibilities.

Each employee shall promptly bring to the attention of the Disclosure Committee or the Audit Committee any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data, or (ii) any fraud, whether or not material, or any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

The Company’s Audit Committee, which is responsible for establishing procedures to handle complaints regarding accounting, internal accounting controls or auditing matters, has adopted a Whistleblower Policy which is intended to encourage and enable employees and others to raise serious concerns within the Company without fear of harassment, retaliation or adverse employment consequence.   Reports are directed to the Chairman of the Audit Committee or to a hotline service which has been contracted to handle  complaints on a confidential and anonymous basis.  Details are outlined in the Company’s Whistleblower Policy.

Accountability

The Board of Directors shall determine, or designate appropriate persons to promptly determine and implement, appropriate actions to be taken in the event of violations of this Code of Ethics by employees.  Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Ethics, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

Health and Safety

It is the Company’s policy to provide an operating environment that is oriented to protect health and safety at its work sites for the benefit of its employees, contractors and community.  The CEO or CFO shall among others determine, or designate appropriate persons to determine and implement, appropriate actions to be taken to ensure prudent and reasonable care is taken at all work sites for the protection of all persons’ health and safety.

Adopted by the Board of Directors on February 21, 2005